EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to the Registration Statement (No. 333-289748) on Form S-3 and related Prospectus of Alaunos Therapeutics, Inc. of our report dated April 1, 2024, relating to the financial statements of Alaunos Therapeutics, Inc., appearing in the Annual Report on Form 10-K of Alaunos Therapeutics, Inc. for the year ended December 31, 2024.

As discussed in Note 3 to the financial statements, the 2023 financial statements have been retrospectively adjusted to apply the reverse stock split effective July 17, 2024. We have not audited the adjustments to the 2023 financial statements for this reverse stock split, as described in Note 3.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

Boston, Massachusetts

October 1, 2025